UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on the registration statement on Form F-1 (333-234744) (the “Form F-1”) of TOP Ships Inc. (the “Company”), on January 3, 2020, the Company announced that it agreed to sell two MR1 Product Tankers, the M/T Eco Fleet and the M/T Eco Revolution (each weighing 39,000 tons) to unaffiliated third parties. On January 14, 2020, the M/T Eco Revolution was delivered to the buyer and the Company received gross proceeds of $23.0 million, part of which were used to prepay in full the outstanding amount of $15.1 million under tranche A of our loan facility with ABN AMRO, or the ABN Facility. On January 21, 2020, the M/T Eco Fleet was delivered to the buyer and the Company received $21.0 million, part of which were used to prepay in full the outstanding amount of $14.4 million under tranche B of the ABN Facility, resulting in the full prepayment of the ABN Facility. As previously disclosed on the Form F-1, on January 21, 2020, the sale of the M/T Eco Revolution and the M/T Eco Fleet is estimated to result in impairment charges amounting to about $5.2 million and $6.8 million, respectively, that will affect the year ended 2019 financial results.
Also, on January 22, 2020 the Company redeemed 5,217 shares of Series E Convertible Preferred Stock from Family Trading Inc., a company related to Mr. Evangelos Pistiolis, the Company's President and Chief Executive Officer, for approximately $6.0 million. There are currently 6,594 shares of Series E Convertible Preferred Stock outstanding.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) and Form F-3 (File No. 333-234281) that were filed with the SEC and became effective on February 1, 2017 and November 4, 2019, respectively.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, it cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: January 27, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer